EXHIBIT 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

DESCRIPTION OF CAPITAL STOCK

When used herein, the terms “Company,” “we,” “our,” and “us” refer to Mustang Bio, Inc.

Capital Stock

The Company is authorized to issue 200,000,000 shares of common stock with a par value of $0.0001 per share, of which 1,000,000 shares are designated as Class A common stock and 2,000,000 of preferred stock at $0.0001 par value of which 250,000 are designated as Class A preferred stock.

The holders of common stock are entitled to one vote per share of common stock held.

The undesignated preferred stock may be issued from time to time in one or more series. The Board of Directors is authorized to determine or alter the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions, if any), the redemption price or prices, the liquidation preferences and other designations, powers, preferences and relative, participating, optional or other special rights, if any, and the qualifications, limitations and restrictions granted to or imposed upon any wholly unissued series of preferred stock, and to fix the number of shares of any series of preferred stock (but not below the number of shares of any such series then outstanding).

Class A Common Stock

The holders of Class A common stock are entitled to the number of votes equal to the number of whole shares of common stock into which the shares of Class A common shares held by such holder are convertible. For a period of ten years from issuance, the holders of the Class A common stock have the right to appoint one member of the board of directors of Mustang. To date, the holders of Class A common stock have not yet appointed such director.

Class A Preferred Stock

The Class A Preferred Stock is identical to undesignated common stock other than as to voting rights, conversion rights, and the PIK dividend right.

The holders of the outstanding shares of Class A Preferred Stock receive on each January 1 (each a “PIK Dividend Payment Date”) after the original issuance date of the Class A Preferred Stock until the date all outstanding Class A Preferred Stock is converted into common stock or redeemed (and the purchase price is paid in full), pro rata per share dividends paid in additional fully paid and non-assessable shares of common stock such that the aggregate number of shares of common stock issued pursuant to such PIK dividend is equal to 2.5% of the Corporation’s fully-diluted outstanding capitalization on the date that is one business day prior to any PIK Dividend Payment Date (“PIK Record Date”). In the event the Class A Preferred Stock converts into common stock, the holders shall receive all PIK dividends accrued through the date of such conversion. No dividend or other distribution shall be paid, or declared and set apart for payment (other than dividends payable solely in capital stock on the capital stock) on the shares of common stock until all PIK dividends on the Class A Preferred Stock shall have been paid or declared and set apart for payment. All dividends are non-cumulative.

On any matter presented to the stockholders for their action or consideration at any meeting of stockholders (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Class A Preferred Stock shall be entitled to cast for each share of Class A Preferred Stock held by such holder as of the record date for determining stockholders entitled to vote on such matter, the number of votes that is equal to one and one-tenth (1.1) times a fraction, the numerator of which is the sum of (A) the number of shares of outstanding common stock and (B) the whole shares of common stock in to which the shares of outstanding Class A Common Stock and the Class A Preferred Stock are convertible, and the denominator of which is number of shares of outstanding Class A Preferred Stock. Thus, the Class A Preferred Stock will at all times constitute a voting majority.

Each share of Class A Preferred Stock is convertible, at the option of the holder, into one fully paid and nonassessable share of common stock, subject to certain adjustments. If the Company, at any time effects a subdivision or combination of the outstanding common stock (by any stock split, stock dividend, recapitalization, reverse stock split or otherwise), the applicable conversion ratio in effect immediately before that subdivision is proportionately decreased or increased, as applicable, so that the number of shares of common stock issuable on conversion of each share of Class A Preferred Stock shall be increased or decreased, as applicable, in proportion to such increase or decrease in the aggregate number of shares of common stock outstanding. Additionally, if any reorganization, recapitalization, reclassification, consolidation or merger involving the Company occurs in which the common stock (but not the Class A Preferred Stock) is converted into or exchanged for securities, cash or other property, then each share of Class A Preferred Stock becomes convertible into the kind and amount of securities, cash or other property which a holder of the number of shares of common stock of the Company issuable upon conversion of one share of the Class A Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction.

Additional Features

Other features of our capital stock include:

●	Dividend Rights. The holders of outstanding shares of our common stock, including Class A common stock, are entitled to receive dividends out of funds legally available at the times and in the amounts that our board of directors may determine. All dividends are non-cumulative.
●	Voting Rights. The holders of our common stock are entitled to one vote for each share of common stock held on all matters submitted to a vote of the stockholders, including the election of directors. Our certificate of incorporation and bylaws do not provide for cumulative voting rights.
●	No Preemptive or Similar Rights. The holders of our common stock have no preemptive, conversion, or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock.
●	Right to Receive Liquidation Distributions. Upon our liquidation, dissolution, or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock, including Class A common stock, outstanding at that time after payment of other claims of creditors, if any.
●	Fully Paid and Non-Assessable. All of the outstanding shares of our common stock, including Class A common stock, and the Class A Preferred Stock are duly issued, fully paid and non-assessable.